UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE

REPORT

Dynasil Corporation of America

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35011	22-1734088
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer Identification
Incorporation)		Number)

313 Washington St., Ste 403, Newton, MA	02458
(Address of Principal Executive Offices)	(Zip Code)

Patricia Kehe	(617) 668-6855

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Dynasil Corporation of America evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contained conflict minerals, as defined by paragraph (d)(3) of Item 1.01 of Form SD (the “Conflict Minerals”), and that these Conflict Minerals were necessary to the functionality or production of those products. As a result, Dynasil conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any of the Conflict Minerals contained in Dynasil’s products originated in the Democratic Republic of the Congo or any adjoining country (the “Covered Countries”) or were from recycled or scrap sources.

For this reason, Dynasil has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD. A copy of the Conflict Minerals Report is publicly available at: www.dynasil.com under “Corporate Governance”.

Item 1.02 Exhibit

A copy of our Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DYNASIL CORPORATION OF AMERICA

By:	/s/ Robert J. Bowdring
Robert J. Bowdring
Chief Financial Officer

Dated: May 29, 2018